FILED BY SXC HEALTH SOLUTIONS CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CATALYST HEALTH SOLUTIONS, INC.

COMMISSION FILE NO.: 000-31014

The following is a transcript of the SXC Health Solutions Corp. investor call held on April 18, 2012.

OPERATOR: Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the SXC and Catalyst Conference Call to discuss the recently announced agreement to combine SXC and Catalyst.

SXC and Catalyst issued a press release and an investor presentation this morning, both of which have been filed with the SEC on Form 8-K, and are also available on the Investor Information section of the companies’ websites.

Before we begin, I need to read the following Safe Harbor statement. Slide statements or comments made on this conference call may be forward-looking statements and may include, but are not necessarily limited to, financial projections or other statements of SXC’s or Catalyst’s plans, objectives, expectations, or intentions. These matters involve certain risks and uncertainties.

Actual results may differ significantly from the projected or suggested in any forward-looking statement due to a variety of factors, which are discussed in detail in the SXC’s and Catalyst’s filings with the Securities and Exchange Commission, including the press release filed by each company announcing the execution of the merger agreement.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

In addition, you should refer to the various informational legends included at the end of this presentation for additional information regarding the matters discussed.

I would like to remind everyone that this call is being recorded on April 18th at 8:30 a.m. Eastern Time. A replay of today’s call will be available on the SXC’s and Catalyst’s website approximately one hour after the conclusion of this call.

Now I am pleased to introduce Mark Thierer, Chairman and CEO of SXC Health Solutions.

MARK THIERER (Chairman and Chief Executive Officer, SXC Health Solutions Inc.): Thank you, and good morning, everyone. I’m joined today by David Blair, Chairman and CEO of Catalyst Health Solutions, and Jeff Park, Executive Vice President and Chief Financial Officer of SXC.

We are absolutely delighted to be here to discuss the details of a compelling business combination we announced this morning. By joining SXC and Catalyst, two of the PBM industry’s fastest growing middle market players, we will create a $13 billion market leader in PBM services and health care information technology that will be very well positioned to deliver increased value to our clients, our members, and our shareholders.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

The combination brings together two highly complementary businesses, which collectively will have an increased scale and scope to better control drug costs and deliver customized solutions to payers, including employers, health plans, and government clients.

From a financial perspective, the combination will be highly accretive to 2013 non-GAAP earnings. We expect to generate $125 million in anticipated cost synergies from improved scale and operating expense optimization.

Now because our two companies have a long-standing technology relationship, our two organizations actually know each other very well. Many of you know that Catalyst has been a long-time SXC HCIT client, and this will reduce the integration risk as we combine the two companies.

Let me touch on a few highlights of the transaction before turning it over to David to share his perspective. The transaction consideration is $4.4 billion in cash and stock, representing a 28 percent premium to Catalyst’s share price as of yesterday’s close.

SXC shareholders are expected to own 65 percent, and Catalyst shareholders are expected to own 35 percent of the company on a pro forma basis. I will continue to lead the company as Chairman and CEO, and I’m delighted that David will join us to help guide the company through the integration. Jeff Park will serve as Executive Vice President and Chief Financial Officer of the combined company.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

In addition, following the close of the transaction, the SXC Board of Directors will include two current Catalyst directors. Our corporate headquarters will continue to be here in Lisle, Illinois.

The transaction is subject to votes by both sets of shareholders as well as regulatory approvals and customary closing conditions. We anticipate the close will take place in the second half of this year.

And with that, now let me introduce David Blair, Chairman and CEO of Catalyst Health Solutions.

DAVID BLAIR (Chairman and Chief Executive Officer, Catalyst Health Solutions, Inc.): Thank you, Mark, and good morning. First, let me begin by echoing Mark’s comments regarding how excited we are to announce this combination.

Clearly, this is a compelling transaction from both a strategic and financial perspective. Together we will be better positioned to serve the needs of our clients through a broader range of product offerings, more effective cost management, and increased investment in innovative programs and technologies.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

We also expect the transaction to create tremendous value to the shareholders of both companies. Specific to Catalyst shareholders, the combination offers attractive and immediate value for their investment, and with a 35 percent ownership stake in the combined company Catalyst shareholders will benefit meaningfully from the long-term growth and earnings potential we expect to generate.

As Mark mentioned, over the years our companies have grown in the industry, both organically and through acquisitions, and we know how important a solid integration plan is to all stakeholders. Fortunately, we are long-term partners, we know each other well, and I look forward to working closely with Mark and his leadership team to ensure we meet our integration objectives together.

Finally, and perhaps most importantly, I want to acknowledge Catalyst’s talented and dedicated employees, without whom this transaction would not be possible. Over the last 10 years, our dedicated team has built Catalyst one client at a time to one of the nation’s leading PBMs, servicing over 18 million members across the country.

Thank you for your time this morning, and we look forward to sharing additional news and updates on our progress as we bring these two great companies together.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

And so with that, I’ll turn it back over to you, Mark, to discuss the transaction in more detail.

MARK THIERER: Well, thank you, David, and we are looking forward to working with you and your talented team.

The highly complementary nature of our two businesses in terms of our mix of services, solutions, and clients makes this a truly compelling strategic transaction. On a combined basis, we will leverage our increased scale and scope to provide best-in-class services and solutions to help a broader set of clients drive down their health care costs and to improve patient outcomes.

We will also have the flexibility and product reach to deliver the types of customized and unbundled services our clients and the marketplace is demanding today. Following the transaction, we will be the second largest independent PBM in the country in terms of prescription volume, and with our increased size we’ll strengthen our leadership position among middle market PBMs and be very well positioned to compete against the nation’s largest PBMs.

From a solutions standpoint, the combination of SXC and Catalyst enhances our ability to meet the needs of multiple client verticals. Clearly, SXC and Catalyst are both doing this today, but the transaction will expand

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

our reach in terms of larger clients to which we can provide this capability. The ability to offer a truly customized solution is an important competitive advantage as we move forward and serve a much larger addressable market.

Because there’s very little client overlap across our two businesses, we are dramatically expanding the size of the market we are able to reach. As you know, both companies have a long-standing presence in the middle market.

Catalyst’s deep relationships with large employers, combined with SXC’s strengths in servicing technology and health plans, positions us very well to serve the full range of PBM clients.

Additionally, Catalyst’s strong presence in state employers will be combined with our fee-for-service state Medicaid footprint, truly differentiating us in a market as we are striving to serve all aspects of the federal, state plans, including Medicare Part D, managed Medicaid, Medicaid fee-for-service, and state employee populations.

In addition, our niche segments, such as TPAs, Workers’ Compensation, hospice, and long-term care, provide us with the broadest range of clients of any competitor in the PBM industry today. By combining our specialty and mail order services, we will be able to bring a more valuable solution to our clients as we help them utilize the most cost effective distribution channels.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

Our flexible models are centred around client choice and how they want to best manage their costs. We offer clients a pathway to control, beginning with our core technology, all the way through to full-service PBM.

We also give our members a choice of where they want to fill their prescriptions, whether through an open retail network, mail order, or specialty pharmacy. The combination of our unique value proposition and expanded client reach creates significant potential for revenue growth for our businesses going forward.

Now it goes without saying that the PBM market has undergone significant change as clients sharpen their focus on managing health care costs. With a greater premium placed on flexibility, the meteoric growth in the specialty pharmacy space, and a rapidly changing health industry landscape, we are seeing significant growth opportunities with clients seeking a more flexible and innovative PBM offering to meet their needs. By combining our two businesses, we enhance our ability to capitalize on these opportunities and to capitalize on them now.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

And with that, let me now turn it over to Jeff Park, our CFO, to provide some additional details on the financial metrics in this transaction.

JEFF PARK (Chief Financial Officer, SXC Health Solutions Inc.): Thank you, Mark. This is a very exciting transaction for both our shareholders. The combined company will be approximately double our current size, bringing us to 13 billion in annual drug spend.

Looking at 2011 audited results for both companies, the combined organizations would have reported 10 billion in revenues and generated approximately 200 million in cash from operations. Both organizations have grown rapidly, and although we expect the transaction to be dilutive to GAAP EPS in the first 12 months post-close due to an estimated $200 million in deal amortization annually, we expect this to be highly accretive to adjusted EPS, excluding deal amortization and costs, in the first full year post-close on a non-GAAP basis.

The scale and operating leverage of the combined organization will help us generate an estimated 125 million in annualized synergies. These synergies will be created through efficiencies in our organizations as well as improved leverage. Our ability to organize our mail order and specialty pharmacy operations will create value to our clients, our prospects, and our members.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

We expect the synergies to be achieved in 18 to 24 months following the close of the transaction, which we expect early in the second half of 2012; as we are forecasting, 40 to 45 million in transition costs to achieve the outlined annual synergies over that same period of time. We look forward to providing you more clarity on the timing when the transaction is closer to being completed.

The mix of consideration of 65 percent stock, 35 percent cash allows for both Catalyst and SXC shareholders to meaningfully participate in the synergies of the combined organization as well as ensure the company is optimally utilizing debt. SXC’s stand-alone EBITDA guidance for 2012, which is 248 to 255 million, and then adding in Catalyst and synergies as well as strong cash flow generation, we expect to pay the debt down quickly if we so choose.

We are very pleased to have this deal fully underwritten, and we estimate that the 1.7 billion in debt will carry approximately 70 million in annual interest expense in the first year. Importantly, we will continue to have the flexibility to prudently deploy capital in pursuit of our strategy to invest in growth initiatives while repaying our debt.

With that, I’ll turn it back to Mark for some concluding remarks.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

MARK THIERER: Thank you, Jeff. Before we open it up for your questions, let me just conclude by saying that this is truly an ideal partnership.

The combined company will be uniquely positioned to drive value to clients and members, which in turn will drive shareholder value. SXC and Catalyst are two fast-growing, very complementary PBMs that have enjoyed a strong working relationship for years, and now have the opportunity to expand that relationship.

Our shared vision and complementary mix of tools, services, and capabilities fit hand-in-glove together, and it’ll enable us to create a truly differentiated competitor in our marketplace.

Now with that, we would love to take your questions. Operator?

OPERATOR: At this time, I would like to remind everyone in order to ask a question press *, then the number 1 on your telephone keypad.

Your first question comes from the line of Larry Marsh with Barclays. Your line is open.

LARRY MARSH: Thanks, and good morning. So in my mind, this is a day I had on my calendar for a while from now but, Mark, no one has ever accused you and your team of not being proactive, so congratulations to you and congratulation to you, Dave, and your group as well.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

So my question is really the following: given all the talk about the disruption with Express Medco and their selling season, Mark, can you elaborate on the rationale for combining now, especially when both SXC and Catalyst are having great success on their own? And I have a quick follow-up question. Thanks.

MARK THIERER: Yeah, Larry, and I appreciate the question. First of all, there is a tremendous amount going on in this industry, as you well know, with this large merger of the two largest competitors, combined with some disruption with some public disputes. And so there is no doubt there are a lot of moving parts.

But the fact of the matter is Catalyst and SXC have been competing in the middle market for years and we’ve been business partners for years. And so the combination right now we think is perfect timing to capitalize on all the moving parts in this industry. And so when we think about the selling season and our opportunities to compete, we think that they’ve then increased substantially and we expect to benefit from that.

LARRY MARSH: Okay. And then finally to follow up with that, I would assume this transaction doesn’t trigger any change in terms with any of your larger contracts, such as HealthSpring? And I know you said that

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

that initially extends through 2013, perhaps to 2015. Can you confirm that that’s the case for any larger contracts? And around that, I know Cigna has said they’re looking at options. I assume that’s still well premature to speculate on what happens there. Any comment on where that stands, if any update?

MARK THIERER: Yeah. Larry, I mean we’re not going to get too specific about any single client. We’ve talked at length about our relationship with HealthSpring Bravo and now Cigna. That is a very strategic relationship for us and one that is going well, obviously.

They’re fully live with all our HealthSpring Bravo capabilities and we’re working closely with Cigna leadership. So we feel good about our status there, and I’ll let Jeff comment on any other client-related issues.

JEFF PARK: Sure, Mark. Just to add a little to that, most of the clients, obviously client contracts are one thing, but client relationships are built on just that, relationships. It’s important to understand that we have relationships.

David and Rick and their team have built great relationships with their accounts, one of the core assets of both of our businesses. And we really think the combination of the two companies will enable us to take full advantage of both of our relationships in these marketplaces and ensure

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

that these clients have an opportunity that they will only not see any negative impact on service, but they’d be able to enjoy the same or even better access to more services. And it’s important to know we’re looking forward to getting out and communicating with more of the clients post this announcement.

LARRY MARSH: Great. And finally, I know both, Mark, you and David, have talked about the importance of retail choice in the marketplace and how that could benefit the client in this time of change. Can you comment about how you see the combined companies providing access to networks? And do you anticipate getting much in the way of cost savings as you use your incremental buying scale to negotiate better retail pricing?

MARK THIERER: Yeah, Larry. Thanks. I will, because I do think there is a sea change going on in the industry. I think that there’s a reordering in terms of how pharmaceuticals are delivered in this industry, and I think that the retail channel is a critically important piece of the service model. And if you think about the high-touch nature of the retail chain distribution network, it’s an important component, and still in and around 80 percent of the pills that get filled go through a store.

So our strategy is to make certain we’re aligned with retail pharmacy in a constructive way, and employing all that they have to offer

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

and doing it on a cost competitive basis so that the payers, the employers’ health plans, plan sponsors, benefit both from the lower prices as well as the higher level of care.

Now I’ll just to the fact that mail order is strategic. Specialty is highly strategic, but our view is the choice in terms of drug distribution is a very important driver. And that’s how we go to market. We allow clients to call the plays on how they want to build their benefit to deliver the best value to their members.

LARRY MARSH: Okay. I’ll stop there. Congrats again.

MARK THIERER: Thanks.

OPERATOR: Your next question comes from the line of David MacDonald with SunTrust. Your line is open.

DAVID MACDONALD: Hey. Good morning, guys; just a couple of questions. One, Mark, can you talk a little about specialty and the opportunity at Catalyst? It’s an area where I think they were looking to add and you guys obviously have that capability. Can you give us some sense or a frame of the size of the opportunity there? And then I just had one quick follow-up.

JEFF PARK: David, this is Jeff. As you’d expect, specialty’s a great opportunity, as Mark was just outlining. It’s very exciting for us. Our footprint has certainly been growing in specialty. We’re really, really proud of what our team has been able to establish.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

Specialty is an area where clients are really looking for clinical and cost savings to help them manage their members better. And as you outlined, Catalyst has been vocal at looking at how they could establish and build more inside their specialty operations and how they can service their clients better. That’s one of the real value propositions of this merger.

We haven’t broken out; they haven’t broken the size of specialty inside the operations of their businesses, et cetera, but as you know, specialty represents around 15 percent of the total drug spend in the US.

DAVID MACDONALD: Okay. So when we think about the amount that’s kind of—besides the opportunity, that 15 percent’s probably a pretty decent number to think about?

JEFF PARK: It’s the right average across the industry. That’s for sure, Dave.

DAVID MACDONALD: Okay. And then you guys mentioned in the release just an intention to maintain and expand the Centre of Excellence strategy. Can you just give us a little bit more detail there in terms of what you’re thinking there and what opportunities that could create?

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

MARK THIERER: Yeah. I’ll kick it off and then, and then ask David to add in terms of the value he’s created over the years with this model. But if you step back and think about what is it that Catalyst really did well? They’ve built a business that I think if you were to do a channel check you’d find that client satisfaction, client retention, and the overall service that they provide to their clients is best of breed. I mean that’s the reputation this company has.

And so I think from our chair, the Centre of Excellence model’s been a really an important part of it, and I’ll let David offer his thoughts on kind of the value it’s created.

DAVID BLAIR: So that’s absolutely right. And, Mark, I think when you said we allow the clients to call the plays, I think we both share that vision. And historically, Catalyst has taken the approach of differentiated or customized services. So within our Centres of Excellence, as you folks know, the scope of service might vary dramatically, and I believe SXC’s taken that same approach from a technology perspective with their industry-leading PBM tools and technology.

So in that respect we very much share the same vision and we want to build upon that.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

DAVID MACDONALD: Okay. And then guys, I’m sorry, one last follow-up. Mark, can you just talk about the advantage of some of the state accounts that Catalyst has coming on and frankly the hunting license that should provide in terms of a cross sell of potentially Medicaid, PBM, and coordination of benefits business?

MARK THIERER: Yes, Dave. And I appreciate the question. We see—if you step back and evaluate the number of states that Catalyst services today on the funded employee retirement side and pension funds and whatnot, it’s a pretty substantial footprint. And then you overlay our fee-for-service Medicaid footprint and then you kind of superimpose on that what’s going on in each state on an individual basis, you could envision a time when states are forced, through exchanges, to get very creative about managing the state spend overall.

And it’s our view that there will be a coming together, maybe not in every state, but where they’re going to come and bring these services together, we’re going to very well positioned to have high-level discussions with numerous states for now what could be a combined offering.

Let me just add one other concept, and that is you know that we’ve sort of broken out as a first mover in terms of offering specialty pharmacy to the fee-for-service Medicaid space. And that’s a strategy that we plan to continue to employ as well as pull into the Catalyst book of business on their state footprint.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

DAVID MACDONALD: Okay. Thank you, guys.

OPERATOR: Your next question comes from the line of Charles Rhyee with Cowen & Company. Your line is open.

CHARLES RHYEE: Yeah. Thanks. Hey, I wanted to get maybe to Larry’s question and ask it a little bit differently. I mean I think this combination of these two companies, a lot of investors have talked about how it made a lot of sense. So maybe asking a different way, maybe why did it perhaps take as long as it did maybe for the two companies to come together? And can you talk about it in the context, and I think you kind of alluded to a little bit, Mark, is in the shadow of Express merging with Medco, how has the landscape changed around you? And was that a big factor in the decision to do it now? And maybe if you could just also give us a little bit more details on when discussions started? Maybe who approached whom? And if you could give us a sense of that, that’d be great.

MARK THIERER: Okay, Charles. Well, kind of back to the question of what have we been doing and why’d this take so long? The one thing that both companies have been doing, if you were to do a time

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

line over time, is we’ve been very focused on growing this business, and both businesses, faster than the market; year-over-year growing aggressively by selling and by making acquisitions.

So since Jeff and I plugged in here we’ve done a half a dozen deals. David has done more deals than that over his tenure as the CEO at Catalyst, and both companies have created serious shareholder wealth. So I think that that’s what we’ve been doing.

Now in terms of timing, the ESI-Medco deal had nothing to do with our decision on when to best put these businesses together. The market is asking for different things, and the combination of these two companies puts us in position A to answer. Many of the sophisticated and larger buyers are looking at coming at this with a different solution, and that is what we’re doing.

We’re coming to the largest buyers in the market with a different solution to save money in their prescription drug plan. And by putting the businesses together today we just think the timing is perfect to take advantage of a lot of the moving parts that are out there.

CHARLES RHYEE: That’s helpful. Maybe a question, Jeff, you talked about getting to the run rate of synergies in 18 to 24 months. Can you talk about sort of the pace that we should expect the synergies to be

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

captured? Should we think about it as more of a ratable run rate that we’re going to get in 18 to 24 months? Or could it be bulk of it pushed out to the back part of the time line as you think about it?

JEFF PARK: Sure, Charles. So if you think, first of all, we’re effectively doubling our revenue, and this scale allows for increased leverage across our business, as well as operating efficiencies inside the businesses, as we look really for the best ways to find the complimentary fit between our two organizations.

When you think about the timing and how they can be achieved, obviously we have our integration plans that are going to be—have been set off and will be really executed post the announcement clearly. But from our planning perspective, you should expect to see some of these synergies achieved quickly: 20 to 25 percent perhaps in the first six months. And then you look to see more of those achieved, 80 to 90 percent, over the next 18 months would really probably be a good way to think about it.

CHARLES RHYEE: Okay. That’s really helpful. And can you give a sense of the split in the synergies, cost synergies versus purchasing synergies?

JEFF PARK: No, not at this time.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

CHARLES RHYEE: Okay. But does it include those?

JEFF PARK: Yes.

CHARLES RHYEE: Okay. Great. Thanks a lot. And I’ll hop off. Congrats.

JEFF PARK: Thanks, Charles.

OPERATOR: Your next question comes from the line of George Hill with Citigroup. Your line is open.

GEORGE HILL: Hey. Good morning, guys. Congrats, and thanks for taking the questions. And I guess both, Mark and David, this is one question you won’t have to hear from us anymore around when you guys get this deal done. One of the—I guess just a couple of I-dotting and T-crossing questions at this point. I guess what has changed with respect to this base, Mark, and kind of what drove—what has changed in the industry, if you can be specific, that kind of drove the two of you getting together? And what does this merger change going forward in the industry in both of the companies?

MARK THIERER: Yeah. George, I appreciate the question because I’ve been doing this a long time and so has the leadership team on both sides of the fence here.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

What’s changed in this business is that there’s been a maturing of the PBM model, and in some ways it’s become a little long in the tooth relative to the service model being very mail order-centric and really wrapped around kind of a huge pharmacy footprint. What’s happening is you’ve got very large buyers evaluating the model and asking themselves, is there a better way? Is there a better way to drive choice, access, and are my members getting the best interaction? And are my outcomes the best?

And so it’s our view that coming to the marketplace and inverting the traditional model, effectively unbundling the way sophisticated buyers buy the service, whether that’s through the service model that David’s team deployed on a customized basis or whether that’s through using the picks and shovels that we’ve developed to create an unbundled and customized service offering for a health plan, we think that that in and of itself will set us apart as a competitor and that will be our go-to-market strategy.

So that’s what’s changed. And that’s why I think the timing is perfect because the traditional model just got bigger and not everybody is going to pick it.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

GEORGE HILL: Okay. And I guess as we think about this selling season, it sounds like you’re not concerned at all about what I’ll call the penalty box effect of the merger going into the selling season?

MARK THIERER: George, I’m not. Candidly, will this put a few decisions on ice for us? I suppose it could.

We’ve already posted some nice wins, and obviously David’s team, with Rick Bates in the sales organization, have posted some serious wins and so we’re in a pretty good place. And do I think that now the pipeline will shut down and we won’t win any? Absolutely not. We will have to talk about the conversion process, which I think is going to be something we can address in a little more detail, if you’re interested, but the fact of the matter is we will be selling and we will not skip a beat. We won’t be the only ones talking about integration.

GEORGE HILL: Right, exactly. Jeff, two real quick ones for you; by how you talked about the interest expense, am I thinking about cost to debt rate in the 5 percent range?

JEFF PARK: It should be a little less than that, George.

GEORGE HILL: Okay.

JEFF PARK: Yeah.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

GEORGE HILL: And then probably very early to ask this question, but you said, Jeff, you could use cash flow to pay down debt, if you so choose. Given where interest rates are and what you’re going to pay on this debt, that wouldn’t seem to necessarily be a high priority. Given that there’s still a lot of consolidation opportunity in this space, how quickly after the close of this deal should we think of SXC being in the market again?

JEFF PARK: Well, let us enjoy the day, George. Certainly, we’re going to be focused on this transaction, and we’ve got a great opportunity from an integration perspective with the two teams to be able to really put a great plan and integrate as you’ve come to expect both of our organizations to do and that’s really the principle focus. There continues to be a lot of opportunities in the marketplace. As you know, we’ve been active, but our first job is this acquisition and merger.

MARK THIERER: And, George, I’ll just finish by saying we obviously structured this from a capital structure standpoint with forethought, and that is we have a lot of gunpowder and there still is a lot of running room in this industry. And so we thought about that when we talked about the best structure with David and his team.

GEORGE HILL: Okay. Thanks, guys. I appreciate the comments.

JEFF PARK: Thank you.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

OPERATOR: Your next question comes from the line of Brooks O’Neil with Dougherty & Company. Your line is open.

BROOKS O’NEIL: Good morning, and congratulations to you all. I think it’s a great deal.

MARK THIERER: Thanks, Brooks.

JEFF PARK: Thanks, Brooks.

BROOKS O’NEIL: So I guess one question I have is could David just talk a little bit about the state of integration? Obviously, our sense is that FutureScripts is fairly completely integrated, at least based on the plan that they had, but I’m curious where they’re at from an IT perspective in particular. And then maybe just give us an update on the Walgreens Health Initiative integration and status. And then maybe one of you could just talk a little bit about sort of IT integration as it goes forward, what steps you think you need to take to kind of get the company on the platform that’s best suited to run the business going forward?

DAVID BLAIR: Right, Brooks. So obviously, I’ll take the first part of your question; then I’ll let Mark handle the IT integration. So you’re right, so FutureScript’s fully integrated, achieving all of the financial objectives that we had set out.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

WHI is well on track both from a timing perspective and a certainty of reaching the financial targets that we had shared with investors. Then of course, we have our investor call in a couple weeks and so we’ll give everybody a little bit more detail about the nuances of that, but suffice it to say, both of those integrations are either complete or well on their way to being complete.

MARK THIERER: Yeah, Brooks, and to your second half of your question regarding integration in the IT platform, I mean you know this; you’ve been following our story. This is a central thesis to why this makes a tremendous amount of sense.

Obviously, David’s team and the Catalyst engine has been running on our operating platform for a long time, and we now after having done six deals have a track record on building out a core competency on getting integration work done and putting points on the board in terms of generating synergies.

So we do have a template, and this work has already begun on our side in terms of laying out a 1-, 30-, 60-, 90-, and 360-day plan. Now on the technology part itself, obviously David and the Catalyst team have some amount of integration work on Walgreens yet to go from a technology standpoint. And what you may not know is keep in mind that

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

was our technology platform. And for the other integration work, we’ve been a service provider to Catalyst for years and so we’ve been working on integration plans and conversion plans with them.

This isn’t going to be a new drill. And so it’s already underway and this is why we’ve laid out the time frame that we have and the expected synergies. I actually think we will be successful in driving this conversion process.

BROOKS O’NEIL: Absolutely. That’s great; very helpful. Could you just talk a little bit about the relationship with Walgreens? Obviously, Catalyst had a fairly significant relationship with Walgreens enhanced by the transaction. How would you envision that relationship going forward?

MARK THIERER: Yeah, Brooks. Well, keep in mind, David’s organization in Catalyst won the bidding process to acquire Walgreens, and as you might expect, that was something we were interested in as well.

And so Walgreens, we’ve had just about a 10-year relationship with them from a service provider standpoint, and we’ve had a very strong network relationship on our side, the SXC side, for years. And so if you’re a PBM and you look at your pharmacy chain distribution, it could vary, but 18 to 20 percent of all your prescriptions are running through Walgreens.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

And if you look at the client satisfaction scores and the service they deliver, it’s outstanding and they are one of the best operators in this industry. My view is if you don’t have Walgreens in a network, you don’t have a competitive network. And so our relationship with Walgreens is very strong, as it is with the balance of the retail network, and so we strive for good working relationships and good contract relationships with CVS, with Rite Aid, and with all the food and mass merchandisers as well as the independents.

Network is important, and I think access and flexibility is important, and I also think choice and driving members into the stores when they want to be in the stores is important. So hopefully that helps you understand a little more on our perspective on Walgreens.

BROOKS O’NEIL: Sure. That’s great. And then just one last question. If I’m reading the press release correctly, it looks like a fixed number of SXC shares for each Catalyst share. So if I’m understanding it correctly, as SXC’s share price goes up, the value of the transaction to Catalyst shareholders will go up as well. Is that right?

JEFF PARK: Brooks, this is Jeff. That’s right. It’s a fixed exchange ratio, so what you said is correct.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

BROOKS O’NEIL: Okay. Great. Again, congratulations. I’m real excited for you guys.

MARK THIERER: Thanks, Brooks.

OPERATOR: Your next question comes from the line of Michael Minchak with JPMorgan. Your line is open.

MICHAEL MINCHAK: Thanks, and good morning. I just wanted to first offer my congratulations on the deal. And then just in terms of questions, going back once more to the retention theme, which obviously is a key concern around any deal, given the disruption that’s already occurring in the marketplace I think that should be something that would help with your retention rates over the course of the integration. So I was just wondering, first, if you can comment on whether Catalyst’s larger contracts have change of control provisions that would allow them to put the business out to bid before the scheduled end date?

DAVID BLAIR: Sure.

MARK THIERER: Yeah.

DAVID BLAIR: This is David. So we’re not going to comment on individual client contracts, but I can assure that we will maintain the same high level of annual client retention rates that we have always achieved.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

MICHAEL MINCHAK: Okay. Great. And then just with—I’m sorry. Go ahead.

MARK THIERER: You can ask your second question. No problem.

MICHAEL MINCHAK: Okay. Yeah. I was just going to say with respect to mail, Catalyst have been pursuing a strategy that incorporated their existing facility as well as Walgreens as a preferred provider. SXC obviously has its own operation as well. How do you start to think about your mail footprint in terms of capacity? And do you see an opportunity to drive the Catalyst business over to the internal mail operations over time?

JEFF PARK: This is Jeff, Michael. Just to give you some perspective on our mail footprint. As you mentioned, we each have a good-sized mail footprint. With our acquisition, SXC’s acquisition last year of PTRx, we increased our mail capacity as well.

We think it’s important to be able to have a competitive and compelling mail solution for our clients, but as Mark was outlining, clients are really driving their own agenda. They don’t want the PBM to dictate whether it’s mail or retail. They want to be able to make that choice themselves.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

The 90-day retail has been a growing piece in both of our books of business, and we look forward to see that trend grow and having mail as the right additive solution into our offering.

MICHAEL MINCHAK: Great. Thanks for the comments.

JEFF PARK: Mm-hmm.

MARK THIERER: Thanks.

OPERATOR: Your next question comes from the line of Amanda Murphy with William Blair. Your line is open.

AMANDA MURPHY: Thanks. Good morning. I just had a question, actually a follow-up on some of the prior questions on the selling season. Just curious if you can talk, Mark and David, to how the selling seasons are going for you guys independently? I’m assuming you’ll stay as competing independently for now, not competing against each other, obviously. And then also just if you guys can talk a little more about the ways that you’re looking to mitigate some of the risk around the combination from a selling season standpoint, just a little more clarity there would be helpful. Thanks.

MARK THIERER: Sure, Amanda. This is Mark, and I’ll take a swing at our perspective and then turn it over to David for his.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

If you go back and listen to our last call, we talked about having a new business pipeline, an RFP pipeline, that was in order of magnitude larger than what we’ve seen year-to-date last year. And that is a byproduct of, I think, three things: one, the dislocation at the high end with the ESI-Medco merger; two, the public dispute that exists between ESI and Walgreens; and three, in our case, the fact that we’ve just really scaled this business up and we are on the radar for every meaningful consultant and every meaningful opportunity. So we were going to get more looks on our own.

I think those three things taken together have created a scenario here where we’re oversold in the bids group and we’re busy, and so obviously we have to finish. We’ve posted some wins from that activity already this year, and we’re just right in the early phases of the selling season.

If you look at the schedule, there’s a scenario that this deal could be closed well in advance of decision making for next year’s employer plans. And so hope that helps a little from our perspective and I’ll ask David to share his at Catalyst.

DAVID BLAIR: Yeah. So, Amanda, you’ll recall on our last call we described our sales pipeline as 8 million lives as compared to 5.5 million lives the year before. We’ve seen a tick-up of 30 percent more RFPs in-house that we’re responding to 50 percent more. Those trends continue.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

And you’re absolutely right. We’re going to compete aggressively for new business as a stand-alone company until this transaction closes, and we certainly expect to pick up our fair share of business. And I think if you think about perspective clients, what’s unique about this strategic combination, not only do we share a similar vision, how do we go to market, again, allowing customers choice and customized solutions, but we also share the same platform. So I think that’ll make the decisions for prospective clients a little bit easier.

AMANDA MURPHY: Okay. That’s helpful. And then, Jeff, also curious as you think about the accretion targets that you’ve laid out, how are you thinking about potential attrition over the next couple of selling seasons into that accretion number?

JEFF PARK: Sure. We’ve had very—both organizations have enjoyed very strong client retention.

As you know, last year we posted a 99 percent client retention rate. We continue to expect to maintain great client relationships.

As Mark was outlining earlier, part of the Catalyst model with the Centres of Excellence is to put the services and the member support

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

closer to the clients, embedded in the clients, and that’s certainly been a winning combination for them. So we’re not modelling or expecting anything but a successful, continued successful client retention strategy as we’ve enjoyed and into the future.

AMANDA MURPHY: Got it. Okay. And then just last one. I’m curious from a pricing standpoint what you’re seeing at this point? I know the Express-Medco deal just closed, but I thought it was interesting what the FTC had to say about pricing competitive dynamics in the industry, just that the middle market players being pretty price competitive, especially at retail. So I’m curious how you’re seeing pricing evolve? And then also, does this added scale or combination give you any more power from a pricing perspective?

MARK THIERER: Right, Amanda. This is Mark. We talk about pricing kind of every quarter since I can remember, and pricing in this marketplace has always been the same.

And from a PBM standpoint you need two things to deliver good price: you need skill and you need scale. And so you don’t win these large national health plans the way that Catalyst has or the way that we have in the last six and 12 months unless you can compete on price with the best players in the market. It just doesn’t happen.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

And so I think the results speak for themself in that regard, and what we’re doing with this combination is we’re taking some proven skills on both sides of the ledger and then we’re adding the combined scale of those businesses. And so the goal here is to the extent we were competitive before, competing for very large opportunities, we will be more competitive tomorrow competing for similar opportunities, and it’s that simple. That’s our strategy to take that asset to the market.

AMANDA MURPHY: Okay. Actually, I just had one more question.

MARK THIERER: Sure.

AMANDA MURPHY: What are you thinking from a FTC standpoint? Are you anticipating a second request? Or do you expect it to close without further scrutiny?

JEFF PARK: Amanda, this is Jeff. Obviously, it’s hard for us to speak for the regulators, but we feel confident with the complementary state of our two organizations and really our ability to provide members the best level of service they deserve and to continue to provide the market with a strong alternative.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

It’s hard again to estimate what the FTC, so I don’t want to put myself in that position, but clearly with the merger that has occurred we feel very confident with where we sit today.

AMANDA MURPHY: Okay. Thanks, guys.

JEFF PARK: Yeah.

OPERATOR: Your next question comes from the line of Michael Baker with Raymond James. Your line is open.

MICHAEL BAKER: Yes. Thanks. In terms of the Medicare Part D approach, it sounds like there were some differences there. I was wondering, Mark, if you could give us a sense of, and David also, I know that you had applied to CMS for approval, just kind of trying to get some sense around that, as well as relatedly, focus in on the larger employer segment of the market?

MARK THIERER: Sure, Michael. Let me address your Medicare Part D question first. This is a segment that we’re very excited about in terms of the coming together of our businesses.

First of all, you know that as a back office provider we have a very strong position in the market providing Medicare Part D services to some of the largest and most prestigious health plans in the country in that respect. And I mean that’s been pretty well discussed and chronicled. I

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

see the Medicare Part D space as a growing space, whether it’s PDP or MAPD type plans, and obviously we’re a CMS-approved PDP here without a product that we take directly to the market.

So building out a full-scale egg whip offering and all the requisite offerings on the Medicare Part D side is something we’ve been hard after and built out a dedicated organization to do it.

On David’s side of the ledger, this is actually a skill set that they’ve developed over the last 12 to 18 months, and really beefed up their capabilities in this segment as well. And by the way, they have a number of very large Medicare Part D clients.

So I see our muscle when we combine in Medicare Part D as growing pretty substantially. I like our chances relative to competing for new opportunities in the MAPD and PDP space in the open market.

Secondly, you asked about large accounts and large employers. We’re seeing more large employers come to market than we ever have before. And this is back to the thesis of they’re looking at it and wanting to look at alternatives, if for no other reason than just to validate what they’ve got, but the fact is large employers are coming out to bid. We’re seeing them today more than we ever have in the past, and I know that as David just said on his RFP pipeline, he’s busy as well. So we like our positioning to compete for large business.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

MICHAEL BAKER: And then I was wondering if David would be willing to update us on expected approval?

DAVID BLAIR: Expected approval of what?

MARK THIERER: Approval of what?

MICHAEL BAKER: Of the Part D, he had the CMS approval?

DAVID BLAIR: So that would be this year we’d expect approval, but as you think about how these two organizations complement each other, I mean clearly that would be a terrific fit for us and that would be a redundancy essentially that we would essentially not need and create additional value for shareholders.

MICHAEL BAKER: All right. Thank you.

DAVID BLAIR: Sure.

OPERATOR: Your next question comes from the line of Andrew Schenker with Morgan Stanley. Your line is open.

ANDREW SCHENKER: Great. Good morning, everyone; just real quick…

MARK THIERER: Good morning, Andrew.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

ANDREW SCHENKER: Following up on a few past questions. You clearly highlighted specialty as an opportunity, but I just want to make sure to understand, does SXC currently have the capacity in-house to bring in Catalyst’s business? And are there any contracts with providers on Catalyst’s front that would prevent SXC from bringing in that business in the near term?

JEFF PARK: Sure, Andrew. This is Jeff. Catalyst doesn’t have its own pharmacy fulfillment; that they have used multiple partners to do those services; not dissimilar to most PBMs, they have multiple providers of specialty. That’s really one of the areas inside of specialty in aggregate is to consolidate and to show clients how you can serve their members better, you can drive better clinical outcomes, you can integrate it to how they see their medical offering if you’re a health plan, and how you can save them money.

So we look at this as really an opportunity to augment and add to the specialty footprint that Catalyst has been building, and see it as a great growth opportunity candidly for our combined businesses.

MARK THIERER: The other thing that I’ll add, Michael (sic) [Andrew], from a capacity standpoint is we have 14 specialty facilities and a lot of running room. We have a single system operating platform that

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

we’re going to leverage, and we’re making bets in specialty and the fact that Catalyst manages a very large specialty spend on behalf of their clients, that is an opportunity.

ANDREW SCHENKER: Great. And are there any contractual...

OPERATOR: Sir, your line is open. And your next question comes from the line of Tom Liston with Versant Partners. Your line is open.

TOM LISTON: Good morning. Thanks for taking my call. Just you talked a lot about the synergies, Jeff, but can you comment on with the 40 or 45 million in costs, you must have a fairly good allocation of where that’s going. Can you give us a high level view on—you gave us the timing, but the timing relating to tech and people and facilities and cost of goods and how much of the synergies are roughly related to each?

OPERATOR: Sorry, please stand by. It looks like we are having technical issues. Just one moment, please. Are you there?

TOM LISTON: Yes.

OPERATOR: And we have Tom Liston from Versant Partners in the queue.

TOM LISTON: Hi. Are we back? Jeff? Mark?

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

OPERATOR: We can hear you. Your line is fine.

TOM LISTON: Okay. Jeff, just a question on the synergies again; you gave us the timing, but can you give us a rough breakdown some of the components of that? I believe you said it was 40 to 45 million of costs relating to getting to these synergies. Can you break it down between technology and people and facilities and cost of goods and give us a rough allocation between the groups?

OPERATOR: Sorry, it looks like—this is the conference Operator. It looks like they’re continuing to have technical difficulties. Please stand by. Speakers on line, can you hear me?

DAVID BLAIR: Yes. This is David Blair.

OPERATOR: Okay. We can hear you now in the conference.

TOM LISTON: Okay. Am I set to go?

OPERATOR: Yeah. And we still have Mr. Liston; line open.

TOM LISTON: Okay. Jeff, just to follow-up on the synergies with relation to different components; can you give us a rough outline of how much is technology, which maybe takes some time but easier to do, versus the people, facilities, cost of goods leverage and as it relates to that 40 to 45 million you allocated to cost of getting to those synergies?

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

OPERATOR: My apologies. This is the conference Operator. It looks like we are still having technical issues. Please stand by.

And my apologies, due to technical difficulties the conference call has ended. Thank you for joining. This concludes the conference call. You may now disconnect.

*****

Forward-Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of applicable securities laws. SXC cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause actual results to differ from those expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the SXC and Catalyst businesses will not be integrated successfully; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule contemplated by the parties; the failure of shareholders of SXC or Catalyst to approve the proposed transaction; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the risk of customer attrition; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the ability to obtain the financing contemplated to fund a portion of the consideration to be paid in the proposed transaction and the terms of such financing. Further information concerning SXC and its business, including factors that potentially could materially affect SXC’s financial results, is contained in SXC’s filings with the Securities and Exchange Commission (the “SEC”), including the risks and uncertainties discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SXC’s 2011 Annual Report on Form 10-K and subsequent Form 10-Qs, which are available at www.sec.gov. Investors are cautioned not to put undue reliance on forward- looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on SXC’s behalf are expressly qualified in their entirety by this cautionary statement. SXC disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Catalyst and SXC. The proposed transaction will be submitted to the shareholders of Catalyst and the shareholders of SXC for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus that will be mailed to shareholders. Such documents, however, are not currently available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF CATALYST AND/OR SXC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Catalyst and SXC, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SXC will be available free of charge on SXC’s website at www.sxc.com under the heading “Investor Information” or by contacting SXC’s Investor Relations Department at 630-577-3100. Copies of the documents filed with the SEC by Catalyst will be available free of charge on Catalyst’s website at www.catalysthealthsolutions.com under the heading “Investor Information” or by contacting Catalyst’s Investor Relations Department at 301-548-2900.

SXC, Catalyst and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SXC is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 2, 2012. Information about the directors and executive officers of Catalyst is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on April 28, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free. CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »